November 3, 2017

VIA HAND DELIVERY AND EDGAR SUBMISSION

Jay Ingram

Ameen Hamady, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:   Viskase Companies, Inc.

Offering Statement on Form 1-A

Filed September 25, 2017

File No. 024-10744

Dear Mr. Ingram:

This letter sets forth the responses of Viskase Companies, Inc. (the “Company”) to the comments contained in your letter, dated October 18, 2017, relating to the Company’s Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2017, and the offering circular (as amended or supplemented, the “Offering Circular”) of the Company attached as an exhibit thereto. The comments of the Staff of the Commission (the “Staff”) are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each such comment.

The Company has also today transmitted for filing Amendment No. 1 to the Offering Statement (the “Amendment”), which amends certain information contained in the Offering Statement and Offering Circular.  Where, through the Amendment, the Company has revised the Offering Circular in response to the Staff’s comments, we have noted the applicable page number in our response.

General

1.            We note that Article IX of your bylaws includes an exclusive forum provision naming the state and federal courts in Delaware as the exclusive forum for the actions described in the article. Please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provision my limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

Response: In response to the Staff’s comment, we have added the below language in the Offering Circular in the Risk Factors section to summarize the exclusive forum provision.

Mr. Jay Ingram

November 3, 2017

Our Amended and Restated Bylaws include an exclusive forum provision that could limit our stockholders’ ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or other employees.

Our Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, a state court in the State of Delaware (or, if that court does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer or other employee of the Company to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws (as any of the foregoing may be amended from time to time); or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage lawsuits against us or our directors or officers. Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

See page 25 of the Offering Circular.

In addition, we have added the below language in the Offering Circular in the Business section under the heading “Legal Proceedings” to summarize the exclusive forum provision.

Our Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, a state court in the State of Delaware (or, if that court does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer or other employee of the Company to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws (as any of the foregoing may be amended from time to time); or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage lawsuits against us or our directors or officers.

See page 40 of the Offering Circular.

Mr. Jay Ingram

November 3, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

2.            Please expand your discussion related to the provision of income taxes to provide a more robust discussion around the changes that impacted your effective tax rate from period to period. Your disclosures should clearly outline each of the material factors that contributed to your effective tax rate along with the underlying reasons for the changes between periods. To the extent any of those material factors are not expected to be recurring, your discussion should clearly indicate the non-recurring nature of such factors. For example, we note that the amount of permanent differences, net significantly impacted your effective tax rate by approximately $2 million or 15.3% in 2016 compared to only $0.4 million or (4.3)% in 2015 with seemingly no explanation as to the reasons behind the change or whether the change is considered recurring in nature.

Response:  The Company incurred permanent differences impacting the effective tax rate by approximately $2.0 million, or 15.3%, in 2016 compared to $(0.4) million, or (4.0%), in 2015.  The permanent item related to translation gain/loss is the result of the functional currency of our Brazilian subsidiary being the U.S. dollar instead of their local currency.  The tables below present the significant impacts to the effective tax rate included in the permanent differences.

2016 Permanent Differences:

Permanent Item	Tax Expense/(benefit)
Acquisition Related Costs	$.3 million	Non Recurring
Translation Gain/Loss	$1.2 million	Recurring
Obsolete Inventory	$.4 million	Recurring

2015 Permanent Differences:

Permanent Item	Tax Expense/(benefit)
Penalties	$.6 million	Non Recurring
Translation Gain/Loss	($1.2) million	Recurring
Meals and Entertainment Expenses	$.1 million	Recurring

In response to the Staff’s comment, we have added the below language in the Offering Circular in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to reflect the provision of income taxes.

Income Tax Provision.  An income tax provision of $0.9 million was recognized on the income before income taxes of $2.9 million for the second quarter of 2017 compared to $2.5 million for the second quarter of 2016.  The second quarter 2017 effective income tax rate was 30.2%

Mr. Jay Ingram

November 3, 2017

compared to 46.3% in the second quarter of 2016.  The lower provision in the second quarter of 2017 resulted from the reversal of $0.9 in an uncertain tax position closed due to examination.

See page 45 of the Offering Circular.

Income Tax Provision.  An income tax provision of $2.1 million was recognized on the income before income taxes of $5.8 million for the six months ended June 30, 2017 compared to $3.0 million for the six months ended June 30, 2016.  The June 2017 effective income tax rate was 35.3% compared to 44.5% in the six months ended June 2016.  The lower provision in 2017 resulted from the reversal of $0.9 in an uncertain tax position closed due to examination.

See page 47 of the Offering Circular.

Income Tax (Provision).  During 2016, an income tax expense of $7.6 million was recognized on the income before income taxes of $13.2 million compared to income tax expense of $9.9 million in 2015.  The 2016 effective income tax rate was 57.9% compared to 88.4% for 2015.  The Company’s 2016 income tax expense and rate differ from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of a $1.6 million increase for uncertain tax positions and $2.0 for permanent differences from translation losses and obsolete inventory that are recurring in nature.  Permanent translation gains/losses occur due to the functional currency of our Brazilian subsidiary being the U.S. dollar.  The Company’s 2015 income tax expense and rate differ from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of a $2.5 foreign exchange impact on deferred tax positions, $1.1 million increase for uncertain tax positions and $1.1 million related to foreign tax expense adjustment.

See page 48 of the Offering Circular.

Income Tax Provision.  During 2015, an income tax expense of $9.9 million was recognized on the income before income taxes of $11.2 million compared to income tax expense of $3.1 million in 2014.  The 2015 effective income tax rate was 88.4% compared to 23.7% for 2014.  The Company’s 2015 income tax expense and rate differ from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of a $2.5 foreign exchange impact on deferred tax positions, $1.1 million increase for uncertain tax positions and $1.1 million related to foreign tax expense adjustment.  The Company’s 2014 income tax expense and rate differ from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of a $2.3 million tax benefit for the decrease in uncertain tax positions.

See page 49 of the Offering Circular.

Liquidity and Capital Resources, page 49

3.            Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period

Mr. Jay Ingram

November 3, 2017

presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements.

Response:  In response to the Staff’s comment, we have added the below language in the Offering Circular in the Liquidity and Capital Resources section to provide additional information about changes in cash flows.

Cash and cash equivalents decreased by $24.9 million during the first six months of 2017. Net cash provided by operating activities were $5.4 million and used in investing activities were $40.5 million. Net cash provided by financing activities were $9.5 million. Cash flows provided by operating activities were principally attributable to results from operations, but have been impacted by an increased need in working capital. Our inventory and trade receivable working capital needs have increased in recent years due to the needs of emerging markets in our foreign operations.  Cash flows used in investing activities were principally attributable to the acquisition completed in the first six months of 2017 and capital expenditures. Cash flows provided by financing activities principally consisted of borrowings under our Revolving Credit Facility and proceeds under the Restructured Term Loan.

Cash and cash equivalents increased by $1.8 million during 2016. Net cash provided by operating activities were $28.4 million and used in investing activities were $22.1 million. Net cash used by financing activities were $4.3 million. Cash flows provided by operating activities were principally attributable to results from operations, plus depreciation of $19.1 million and a reduction in working capital of $4.0 million.  Cash flows used in investing activities were principally attributable to the Darmex acquisition completed in the fourth quarter of 2016 and capital expenditures. Cash flows used in financing activities principally consisted of repayments under our Term Loan.

Cash and cash equivalents decreased by $2.0 million during 2015. Net cash provided by operating activities were $24.9 million and used in investing activities were $22.0 million. Net cash used by financing activities were $3.8 million. Cash flows provided by operating activities were principally attributable to results from operations, plus depreciation of $18.8 million, deferred income taxes of $3.1 million, $1.4 million on loss for disposition of assets offset by an increase in working capital of $0.9 million.  Cash flows used in investing activities were principally attributable to capital expenditures of $22.0. Cash flows used in financing activities principally consisted of repayments under our Term Loan.

See page 49 of the Offering Circular.

4.            With reference to the risk factors associated with you foreign operations as discussed on pages 19 and 21, please disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries or affiliates to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have

Mr. Jay Ingram

November 3, 2017

had or are expected to have on your ability to meet cash obligations. Furthermore, please disclose the following:

•                 The amount of foreign cash you have as compared to your total amount of cash as of each of the balance sheet dates presented.

•                 Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated; and

•                 Disclose, if true, that you do not intend to repatriate these amounts.

Response:  In response to the Staff’s comment, we have revised the second full paragraph of the Risk Factor entitled “Our foreign operations expose us to risks that may materially adversely affect our financial condition, results of operations liquidity and cash flows”.  The underlined language below is the added language responsive to the Staff’s comments.

Our sales to customers located outside the United States generally are subject to taxes on the repatriation of funds. The Company intends that undistributed earnings from the foreign subsidiaries will be reinvested indefinitely and utilized in the foreign operations rather than being repatriated.  In addition, international operations in certain parts of the world may be subject to international balance of payments difficulties that may raise the possibility of delay or loss in the collection of accounts receivable from sales to customers in those countries. Net sales to customers located outside the United States represented approximately 70% of our total net sales in 2016 and approximately 69% of our total net sales for the first six months of 2017.  Unfavorable changes to tax laws or repatriation laws could impact our ability to use these funds in our U.S. operations, if at all.

See page 20 of the Offering Circular.

In addition, we have revised the Risk Factor entitled “A substantial portion of our business is conducted through foreign subsidiaries, and our failure to generate sufficient cash flow from these subsidiaries, or otherwise repatriate or receive cash from these subsidiaries, could result in our inability to repay our indebtedness”.  The underlined language below is the added language responsive to the Staff’s comments.

Our sales to customers located outside the United States are conducted primarily through subsidiaries organized under the laws of jurisdictions outside of the United States.  For the six-month period ended June 30, 2017, our foreign restricted subsidiaries contributed approximately 69% of our consolidated revenues.  As of June 30, 2017, 60% of our consolidated assets, based on book value, were held by foreign subsidiaries and our cash held in foreign banks was $11.5 million against a total cash balance of $15.8 million.  The Company intends that undistributed earnings from the foreign subsidiaries will be reinvested indefinitely and utilized in the foreign operations rather than being repatriated.  However, should our domestic operations fail to generate sufficient cash, we may be required or desire to repatriate our foreign earnings in order to, among other things, satisfy our debt service obligations.  As of December 31, 2016, the Company has approximately $28 million in accumulated foreign earnings. Our ability to meet our debt service obligations with cash from foreign subsidiaries will depend upon the results of operations of these subsidiaries and may be subject to contractual or other restrictions and other

Mr. Jay Ingram

November 3, 2017

business considerations.  In addition, dividend and interest payments to us from our foreign subsidiaries may be subject to foreign withholding taxes, which would reduce the amount of funds we receive from such foreign subsidiaries.  Dividends and other distributions from our foreign subsidiaries may also be subject to fluctuations in currency exchange rates and restrictions on repatriation, which could further reduce the amount of funds we receive from such foreign subsidiaries.

See page 22 of the Offering Circular.

In addition to the revisions to the risk factors, we have added the below language in the Offering Circular in the Liquidity and Capital Resources section to provide additional information about our foreign operations.

Our cash held in foreign banks was $11.5 million (against a total cash balance of $15.8 million) and $27.2 million (against a total cash balance of $41.2 million) as of June 30, 2017 and December 31, 2016, respectively.  The Company intends that undistributed earnings from the foreign subsidiaries will be reinvested indefinitely and utilized in the foreign operations rather than being repatriated.  Should our foreign subsidiaries transfer cash to us, we would be required to accrue and pay taxes on such repatriated amounts in the U.S.  Although there are no legal restrictions that prevent our foreign subsidiaries from making cash dividends, loans or advances to the Company, we intend to maintain undistributed earnings of our foreign subsidiaries for use in the operations of such foreign subsidiaries rather than repatriate the cash due to lower foreign tax rates.  Any cash held by our foreign subsidiaries does not have a significant impact on our overall liquidity, but if we fail to generate sufficient cash through our domestic operations, our foreign operations could be a potential source of liquidity.

See page 49 of the Offering Circular.

Note 17. Restructurings, page F-23

5.            We note your disclosures related to the various restructuring programs that the Company has initiated. Please expand your disclosures for your restructuring actions to also provide the total amount expected to be incurred as required by ASC 420-10-50-1.b.1. Additionally, please expand your disclosures here or within MD&A to quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management’s expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Response: In response to the Staff’s comments, we have revised the first two paragraphs of Note 17, Restructuring Charges to provide additional information about the restructuring

Mr. Jay Ingram

November 3, 2017

programs.  The underlined language below is the added language responsive to the Staff’s comments.

During the second quarter of 2017, the Company recognized a restructuring expense of $1,871, which we believe is our total cost for the restructuring. The costs relate to a restructuring of its Warsaw, Poland subsidiary operations to safeguard the Company’s competitive environment in the European market.  The plan involved the involuntary termination of approximately 13 employees and includes an asset impairment of $417 and an operating lease liability of $1,331.

During the first quarter of 2016, the Company recognized a restructuring expense of $1,858. The total cost for this restructuring plan was $4,170, which was recognized in 2016 and 2015.  The costs relate to a Board-approved plan of restructuring of its French subsidiary operations to safeguard the Company’s competitive environment in the European market.  The Company exited its Beauvais, France plastics, printing, and MP coating operations, along with a targeted downsizing of its production and overhead personnel.

See page F-23 of the Offering Circular.

In addition, we have provided additional detail regarding the restructuring programs in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

Restructuring Expense.  Restructuring expense of $1.9 million in the second quarter of 2017 resulted from the closure of our manufacturing operation in Warsaw, Poland.  The plan involved the involuntary termination of approximately 13 employees and included an asset impairment of $0.4 million and an operating lease liability of $1.3 million. The Company anticipates an annual savings of $0.6 million per year when the plan is fully implemented in at the end of 2017 and a similar cash flow savings when the Warsaw facility is subleased in 2018.

See pages 44 and 46 of the Offering Circular.

Restructuring Expense.  During 2016, the Company recognized a restructuring expense of $4.8 million. The total included $1.8 million of expense related to a board-approved plan of restructuring of our French subsidiary operations.  The Company will exit its French plastics, printing, and MP coating operations, along with a targeted downsizing of its production and overhead personnel with a projected annual savings of $2 million per year in operating cost.  The Company recognized a cost of $0.7 million related to the relocation of its North American finishing operations and $2.3 million related to the voluntary employee reduction of its North American headquarters during 2016. Management anticipates these restructuring plans will save $1 million per year of operating expense starting in 2017 and the same amount for cash flow starting in 2018.

The restructuring expense of $2.7 million in 2015 included $2.3 million related to the French plan completed in 2016 (details of French plan discussed above) and an expense of $0.4 million recognized for the elimination of a shift in our Brazilian operations.

Mr. Jay Ingram

November 3, 2017

See page 48 of the Offering Circular.

6.            We note that the purchase price allocation for your acquisition of Walsroder is considered preliminary. Please provide summarized disclosures that discuss the potential impact of changes in the preliminary purchase price allocations on the pro forma financial statements. Please refer to ASC 805-20-50-4A for guidance.

Response:  While the Company’s disclosure of the Walsroder acquisition in Note 18 of the financial statements in our Annual Report available on the Company’s website stated that the January 10, 2017 accounting was preliminary,  specific disclosure regarding the accounting for assets acquired and liabilities assumed for the Walsroder acquisition  being “incomplete” was not included because management believed  that users of the financial statements would reasonably ascertain that there was not sufficient time prior to the issuance of the 2016 financial statements to complete the required purchase accounting for a significant acquisition that closed on January 10, 2017.  Following the transition of the Poly-clip assets in second quarter of 2017, the Company adjusted the purchase accounting for inventory, other current assets, fixed assets and goodwill.  These adjustments were included in the results reflected in the pro forma financial statements presented in Note 18 of the financial statements contained in the Offering Circular.

In response to the Staff’s comments, the Company will add the following language to Note 18, Acquisitions, under the heading  “Unaudited Pro forma Results” .

Preliminary amounts for inventory, other current assets, fixed assets and goodwill included in Poly-clip assets purchased were adjusted in the second quarter of 2017 and these adjustments are reflected in the pro forma results presented.

See page F-25 of the Offering Circular.

7.            Please disclose the amount of goodwill that will be deductible for tax purposes. See ASC 805-30-50-1(d).

Response: In response to the Staff’s comment, the Company will add the following disclosure in Note 18, Acquisitions.

The Company has no tax deductible goodwill related to the acquisition.

See page F-24 of the Offering Circular.

Note 13. Income Taxes, page F-48

8.            Please tell us whether you consider your earnings of non-US subsidiaries to be indefinitely invested outside the United States. Please provide the disclosure required by ASC 740-30-50.

Response:  In response to the Staff’s comments, the Company has added the following disclosure in Note 13, Income Taxes.

Mr. Jay Ingram

November 3, 2017

The Company intends that undistributed earnings from the foreign subsidiaries will be reinvested indefinitely and utilized in the foreign operations, in third party loan repayment, or in local business acquisitions by the subsidiaries.  In the recent past, our cash transfers have been from the Company to its foreign subsidiaries.

The Company has concluded that all undistributed earnings from the foreign subsidiaries are permanently reinvested in accordance with the ASC 740-30-25-17.  As of December 31, 2016, the Company has approximately $28 million in accumulated foreign earnings. A liability could arise if our intention to permanently invest such earnings were to change and amounts are distributed by such subsidiaries, or if such subsidiaries are ultimately disposed.  While it is not practicable to estimate the additional income taxes related to the hypothetical distribution of permanently invested earnings, we would expect the cash flow impact to be immaterial given the Company’s significant tax attributes, including, for example, our net operating losses.

See page F-50 of the Offering Circular.

*  *  *

We thank the Staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call Thomas A. Monson at (312) 840-8611.

Sincerely,

/s/ Thomas D. Davis
Thomas D. Davis
Chairman of the Board, President and Chief Executive Officer
Viskase Companies, Inc.

cc:        Michael D. Schenker

Thomas A. Monson